Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
 of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

This message has been sent to all ABN AMRO staff worldwide.

Dear colleagues,

This morning, the Dutch Supreme Court issued its verdict regarding our appeal of the Enterprise Court’s ruling (which restrained us from completing the sale of LaSalle to Bank of America without approval from our shareholders). The court has decided that we can continue with the sale of LaSalle without putting the matter before shareholders for a specific vote. This decision reverses the earlier ruling of the Enterprise Court, which means our appeal has been granted.

Naturally, we are pleased that the Supreme Court has confirmed that we have indeed been acting in line with the law, and that we can continue with the sale of LaSalle. However, I also realise that this news will inevitably evoke different emotions within different groups. And although this ruling represents a key step, I do not want to overstate its significance: it is still just one step on a long journey.

We will begin by carefully studying the ruling and the new situation we find ourselves in. And as the other parties involved will likely do the same, it will be interesting to see how they respond to this latest development. Please be prepared for a lot of media  attention on us again.

The court’s involvement in the sale of LaSalle was initiated by the VEB, an association representing certain Dutch shareholders. You may have seen stories in the media about a new action by the VEB, who have this week asked the Dutch Enterprise Chamber to appoint three independent supervisors to the Supervisory Board with the exclusive authority to deal with the bidding process. We do not see any legal or rational reason for the VEB to take these steps, and believe that this latest request will only prolong uncertainty. It is hard to understand how this can be in the best interest of any of the parties involved, let alone our shareholders or our clients. As I have said before, we will continue to work hard to secure the best possible outcome for ABN AMRO, in line with our obligations.

Today’s Supreme Court outcome does not yet bring the full clarity we’re all seeking. We do however hope to have more clarity in the coming months, as the formal offers are made to the market and shareholders begin to tender their shares – and today’s ruling brings us one step closer to this. Until then, I will continue to update you on new developments. With so many unknowns, I know it’s essential to provide you with as much information as possible and keep the lines of communication open.

Kind regards,

Rijkman Groenink
Chairman of the Managing Board